Exhibit 99.1

FCA to announce Third Quarter 2015 financial results on October 28

Fiat Chrysler Automobiles N.V. (NYSE: FCAU / MI: FCA) announced today that its financial results for the third quarter of 2015 will be released on Wednesday, October 28, 2015.
A live audio webcast of the 2015 Q3 results conference call will begin at 4.00 p.m. GMT / 5.00 p.m. CET / 12.00 p.m. EDT on Wednesday, October 28.
Details for accessing this presentation are available in the Investors section of the Group's website at www.fcagroup.com. For those unable to participate in the live session, a replay will remain archived on the corporate website (www.fcagroup.com) for two weeks after the call.
London, 16 October 2015

For further information:
tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com